SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

SEC Mail
Mail Processing
Section

OCT 24 2008

Washington, DC
106

[redacted]

08005625

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

October 16, 2008

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published October 16, 2008.

Best regards,
Skanska AB

Marianne Bergström

PROCESSED
OCT 30 2008
THOMSON REUTERS

Published	Item	Document name	Required by
October 16, 2008	Press Release	Skanska sells ongoing office project in Copenhagen to Norrporten	law and by the listing agreement with Stockholm Stock Exchange

October 16, 2008
08:30 am CET

Skanska sells ongoing office project in Copenhagen to Norrporten

Skanska is selling the ongoing office project Havneholmen Tower in Copenhagen. The buyer is Fastighetsaktiebolaget Norrporten, which will take possession of the property in January 2011.

Skanska is responsible for leasing of the project until the end of June 2014. The project was started in the first quarter of 2008 and no leases have been signed yet, but negotiations are in progress with several potential tenants. The final development gain depends on the success of the leasing activity and will be reported on a quarterly basis as the project is completed and leases are signed.

Havneholmen Tower comprises 18,500 square meters of office space and Skanska's investment is DKK 530 M, about SEK 650 M.

"I am pleased to say that the property's quality and location correspond well with our business concept and development strategy in Copenhagen," says Anders Wiklander, President of Norrporten.

Tower is the second Skanska development project in Havneholmen to be acquired by Norrporten. Norrporten recently took possession of Skanska's most recent project, Havneholmen Atrium, which has just been completed and is fully leased. Tenants include Handelsbanken and BDO Revision. Skanska holds building rights for approximately 40,000 additional square meters of property in the area, of which the next stage planned comprises about 15,000 square meters.

"We have noted a continued favorable demand for modern, flexible office projects in prime locations in the Öresund region," says Richard Hultin, President of Skanska Öresund.

Havneholmen Tower was designed by Gert Wingårdh Arkitekter and construction is carried out by Pihl A/S.

Skanska Commercial Development Nordic initiates and develops property projects within offices, logistics centers and retail warehouses. Office operations focus on the three large metropolitan regions in Sweden, the

Copenhagen region in Denmark and Helsinki, Finland. The development of logistics centers and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland.

Skanska Commercial Development Nordic is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Richard Hultin, President, Skanska Öresund AB, tel +46 70 673 15 56
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99
Bo Henriksson, Business Manager Foreign Markets, Norrporten,
tel +46 70 540 88 59

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

END